UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2025

Commission File Number: 001-15102

Embraer S.A.

Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report and exhibits are incorporated by reference into the Registration Statement on Form F-3 of Embraer S.A. (No. 333-284698) and Embraer Netherlands Finance B.V. (No. 333-284698-01), and shall be deemed to be a part thereof from the date on which this report is furnished to the SEC, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Number	Description

4.1	Second Supplemental Indenture, dated October 9, 2025, among Embraer Netherlands Finance B.V., as issuer, Embraer S.A., as guarantor, and The Bank of New York Mellon, as trustee, paying agent, registrar and transfer agent.

4.2	Form of 5.400% Notes due 2038 (Included in Exhibit 4.1).

5.1	Opinion of Thalita Alfano Soulas Grandis, General Counsel of Embraer S.A., as to matters of Brazilian law.

5.2	Opinion of Milbank LLP, as to matters of New York law.

5.3	Opinion of Loyens & Loeff N.V., as to matters of Dutch law.

23.1	Consent of Thalita Alfano Soulas Grandis, General Counsel of Embraer S.A. (included in Exhibit 5.1).

23.2	Consent of Milbank LLP (included in Exhibit 5.2).

23.3	Consent of Loyens & Loeff N.V. (included in Exhibit 5.3)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 9, 2025

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations